July 1, 2014

Mr. H. Roger Schwall

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Re:                 Magnum Hunter Resources Corporation

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2013

Filed February 23, 2014

File No. 1-32997

Dear Mr. Schwall:

Set forth below are the responses of Magnum Hunter Resources Corporation (the “Company”) to your letter dated June 26, 2014 containing the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in regard to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, as amended (the “Form 10-K”).  We have included the text of the Staff’s comments preceding each of the Company’s responses. In response to comment 2, we have indicated that we propose to amend the Form 10-K as set forth in Exhibit A to this letter.  In Exhibit A, we have provided marked versions of our disclosure to show the proposed changes, with additions being shown as underlined text and deletions shown as strike-through text.

Registration Statement on Form S-1

General

1.                                      Please also be advised that we will not be able to accelerate the effectiveness of your registration statement until you have cleared all comments on your periodic reports.

Response: We acknowledge the Staff’s comment and will not request acceleration of the effectiveness of the Registration Statement until all of the comments in the Staff’s letter have been cleared. The proposed amendments to the Form 10-K described in this letter in response to the Staff’s comments will be included in an amendment to the Form 10-K that we will file with the Commission prior to requesting acceleration of effectiveness of the Registration Statement.

777 POST OAK BLVD. • SUITE 650 • HOUSTON, TX 77056 • OFFICE (832) 369-6986 • FAX (832) 369-6992

www.MagnumHunterResources.com • A NYSE COMPANY: “MHR”

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2013

Business, page 5

Marcellus Shale Properties, page 12

2.                                      Response 1 in your June 13, 2014 letter states “In our calculations of MCFE/day initial production, we are measuring gas and condensate volumes at the wellhead in their pre-processed form. We note that NGL volumes are not separately identified in these calculations because those volumes cannot be determined until the gas is subsequently processed.” Please comply with prior comment 3 of our April 28, 2014 letter by disclosing the figures for the initial production rates of wet natural gas and the initial production rates of condensate.

Response:  In response to the Staff’s comment, we propose to amend our discussion in Part I, Item 1 — Business in the Form 10-K as set forth on Exhibit A.

* * * * *

The Company acknowledges that:

•                                          should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing or the Form 10-K, please contact me at 469-293-4918 or Charles H. Still, Jr. of Bracewell & Giuliani LLP at 713-221-3309.

Sincerely,

/s/ Joseph C. Daches

Joseph C. Daches
Senior Vice President and Chief Financial Officer

2

Cc:                                                                             Charles H. Still, Jr., Bracewell & Giuliani LLP

3

Exhibit A

[Exhibit begins on the next page.]

Item 1.   BUSINESS

...

Our Company

...

Marcellus Shale. As of January 31, 2014, we had a total of approximately 78,709 net leasehold acres in the Marcellus Shale. Our Marcellus Shale acreage is located principally in Tyler, Pleasants, Ritchie, Wetzel and Lewis Counties, West Virginia and in Washington and Monroe Counties, Ohio. As of January 31, 2014, we had (a) 35 horizontal wells (27.5 net) producing in the Marcellus Shale (including non-operated wells) and (b) 14 horizontal wells (7.9 net) awaiting completion, one horizontal well (one net) drilling, and one drilling rig operating on our Company-operated Marcellus Shale properties. As of January 31, 2014, approximately 76% of our mineral leases in the Marcellus Shale area were held by production. As of January 31, 2014, our five most recently completed Company-operated horizontal wells targeting the Marcellus Shale generated approximately 12,158 Mcfe/d ~~and 7,005 Mcfe/d~~(8,794 Mcfe/d wet gas and 3,364 Mcfe/d condensate) and 7,005 Mcfe/d (5,618 Mcfe/d wet gas and 1,387 Mcfe/d condensate) average IP-24 hour and IP-30 day rates, respectively.

...

Our Operations

Appalachian Basin Properties

...

Marcellus Shale Properties

As of January 31, 2014, we had a total of approximately 78,709 net leasehold acres in the Marcellus Shale. Our Marcellus Shale acreage is located principally in Tyler, Pleasants, Richie, Wetzel and Lewis Counties, West Virginia and in Washington and Monroe Counties, Ohio. As of January 31, 2014, we had (a) 35 horizontal wells producing in the Marcellus Shale (including non-operated wells), and (b) 14 horizontal wells (7.9 net) awaiting completion, one horizontal well (one net) drilling, and one drilling rig operating on our Company-operated Marcellus Shale properties. As of January 31, 2014, approximately 76% of our mineral leases in the Marcellus Shale area were held by production. As of January 31, 2014, our five most recently completed Company-operated horizontal wells targeting the Marcellus Shale generated approximately 12,158 Mcfe/d ~~and 7,005 Mcfe/d~~(8,794 Mcfe/d wet gas and 3,364 Mcfe/d condensate) and 7,005 Mcfe/d (5,618 Mcfe/d wet gas and 1,387 Mcfe/d condensate) average IP-24 hour and IP-30 day rates, respectively.

The liquids rich natural gas produced in our core Marcellus Shale area (which has a Btu content ranging from 1,125 to 1,435), coupled with a location near the energy-consuming regions of the mid-Atlantic and northeastern U.S., typically allow us to sell our natural gas at a premium to prevailing NYMEX spot prices. Historically, producers in the Appalachian Basin developed oil and natural gas from shallow Mississippian age sandstone and Upper Devonian age shales with low permeability, which are prevalent in the region. Traditional shallow wells in the Appalachian Basin generally produce little or no water, contributing to a low cost of operation. However, in recent years, the application of horizontal well drilling and completion technology has led to the development of the Marcellus Shale, transforming the Appalachian Basin into one of the country’s premier natural gas reserves. The productive limits of the Marcellus Shale cover a large area within New York, Pennsylvania, Ohio and West Virginia. This Devonian age shale is a black, organic rich shale deposit productive at depths between 5,500 and 7,500 feet and ranges in thickness from 50 to 80 feet. It is considered the largest natural gas field in the country. Marcellus Shale gas is best produced from hydraulically fractured horizontal wellbores, exceeding 2,000 feet in lateral length, and involving multistage fracturing completions.

In December 2011, we entered into joint development and operating agreements with Stone Energy Corporation, or Stone Energy, pursuant to which we and Stone Energy agreed to jointly develop a contract area consisting of approximately 1,925 leasehold acres in the Marcellus Shale in Wetzel County, West Virginia. Each party owns a 50% working interest in the contract area. Stone Energy is the operator for the contract area. Stone Energy also contributed to the joint venture certain infrastructure assets, including improved roadways, certain central field processing units (including water handling) and gas flow lines, and agreed to commit its share of natural gas production from the contract area to gathering by our Eureka Hunter Gas Gathering System. As of January 31, 2014, Stone Energy had drilled and completed 15 producing Marcellus Shale wells pursuant to this joint development program. We expect an additional four program wells to be on production in 2014.

In January 2013, we entered into joint development and operating agreements with Eclipse Resources I, LP, or Eclipse Resources, pursuant to which the parties agreed to jointly develop a contract area consisting of approximately 1,950 leasehold acres in the Marcellus Shale and Utica Shale in Monroe County, Ohio. Each party owns a 47% working interest in the contract area. We are the operator for the contract area. Eclipse Resources also agreed to dedicate its share of production from the contract area to gathering by our Eureka Hunter Gas Gathering System. As of January 31, 2014, we had drilled one Marcellus Shale well and one Utica Shale well (and are in the process of completing the Utica Shale well) pursuant to this joint development program. We expect to drill an additional nine Marcellus Shale wells and seven Utica Shale wells pursuant to this joint development program over the next 12 to 18 months.

The following table contains certain information regarding our Marcellus Shale horizontal wells drilled or completed in 2013.

Well Name Operated	County	MHR Working Interest	First Production	Horizontal Lateral Length (feet)	# of Frac Stages		IP-24 Hour Rate (Mcfe/d)	IP-7 Day Rate (Mcfe/d)	IP-30 Day Rate (Mcfe/d)

Collins Unit
#1116H	Tyler, WV	100%	12/21/2013	4,444	18		12,854	9,543	7,241
					Wet gas	(1)	9,842	7,306	5,818
					Condensate	(2)	3,012	2,237	1,423

Collins Unit
#1117H	Tyler, WV	100%	12/20/2013	5,235	21		12,421	10,340	7,494
					Wet gas	(1)	9,559	7,958	6,047
					Condensate	(2)	2,862	2,382	1,447

Collins Unit
#1118H	Tyler, WV	100%	12/7/2013	5,355	21		12,832	8,842	6,125
					Wet gas	(1)	9,604	6,617	4,828
					Condensate	(2)	3,228	2,225	1,297

Collins Unit
#1119H	Tyler, WV	100%	12/5/2013	6,037	24		12,670	8,560	7,168
					Wet gas	(1)	9,748	6,586	5,782
					Condensate	(2)	2,922	1,974	1,386

Non-Operated

Mills Wetzel #9H	Wetzel, WV	50%	2/22/2013	4,900	20		3,257	2,945	2,892
					Wet gas	(1)	3,257	2,945	2,784
					Condensate	(2)	—	—	108

Mills Wetzel #12H	Wetzel, WV	50%	2/27/2013	3,400	14		4,661	2,701	2,456
					Wet gas	(1)	4,386	2,544	2,396
					Condensate	(2)	275	157	60

Mills Wetzel #13H	Wetzel, WV	50%	3/9/2013	4,000	16		3,140	4,009	3,286
					Wet gas	(1)	3,122	3,985	3,214
					Condensate	(2)	18	24	72

Mills Wetzel #15H	Wetzel, WV	50%	3/19/2013	4,600	18		3,951	2,412	2,891
					Wet gas	(1)	3,945	2,407	2,693
					Condensate	(2)	6	5	198

Mills Wetzel #4H	Wetzel, WV	50%	4/6/2013	4,150	17		3,044	3,144	2,882
					Wet gas	(1)	3,044	3,119	2,749
					Condensate	(2)	—	25	133

Mills Wetzel #5H	Wetzel, WV	50%	4/13/2013	4,200	17		3,225	3,700	3,217
					Wet gas	(1)	2,361	2,824	2,894
					Condensate	(2)	864	876	323

Mills Wetzel #6H	Wetzel, WV	50%	4/20/2013	4,050	17		3,787	6,412	4,360
					Wet gas	(1)	3,553	6,059	4,078
					Condensate	(2)	234	353	282

Mills Wetzel #7H	Wetzel, WV	50%	4/27/2013	4,600	18		3,560	3,380	3,612
					Wet gas	(1)	3,560	3,277	3,359
					Condensate	(2)	—	103	253

(1)           Wet gas contains less methane than dry gas and has a higher percentage of natural gas liquids (NGLs). The combination of NGL’s and liquefied hydrocarbons make the gas “wet.”

(2)           Determined using the ratio of six Mcf of natural gas to one Bbl of condensate.